UNITED STATE
SECURITIES AND EXCHANGE
Washington, D.C. 2(

11017708

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
189

1344

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~67019~~ 67966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RK EQUITY CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas
New York, NY 10019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado
(Name - *if individual, state last, first, middle name*)

25 West 43rd St, Suite 920	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, **Howard Klein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RK Equity Capital Markets LLC** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

GLADYS BOYER
Notary Public, State of New York
Qualified in Queens County
No. 01BO6209179
My Commission Expires 7/20/2013
(notary for Howard G. Klein only)

Signature

Owner HGK Holdings LLC; 100%
Owner of RK Equity Capital Markets LLC
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

TABLE OF CONTENTS

BERSON+CORRADO
Integrated Financial Solutions
www.bersonandcorrado.com

Independent Auditor's Report

To the Member
RK Equity Capital Markets LLC

We have audited the accompanying statement of financial condition of RK Equity Capital Markets LLC (a wholly owned subsidiary of HGK Holdings, LLC) as of December 31, 2010 and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of RK Equity Capital Markets LLC (a wholly owned subsidiary of HGK Holdings, LLC) as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson + Corrado

New York, New York
February 22, 2011

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2010
ASSETS		
Cash	$	192,334
Prepaid expenses		1,928
Total assets	$	194,262
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	176
Due to related party		33,961
Total liabilities		34,137
Member's equity		160,125
Total liabilities and member's equity	$	194,262

See accompanying notes.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2010
Revenue	
Retainer fees	$ 336,000
Placement fees	188,165
Interest income	146
Total revenue	524,311
Expenses	
Commissions	301,150
Professional fees	74,690
Occupancy	18,240
Utilities	6,900
Market data research	4,800
Office expense	5,746
Regulatory dues and fees	5,333
Total expenses	416,859
Income before taxes	107,452
Provision for taxes	20,199
Net income	$ 87,253

See accompanying notes.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2010
Balance - beginning of the year	$ 588,272
Net income	87,253
Distributions	(515,400)
Balance - end of the year	$ 160,125

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED DECEMBER 31, 2010
Cash flows from operations		
Net income	$	87,253
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets		
Prepaid expenses		(844)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		176
Due to related party		25,261
Net cash provided by operating activities		111,846
Cash flows from financing activities		
Distributions		(175,000)
Net cash used in financing activities		(175,000)
Decrease in cash		(63,154)
Cash - beginning of year		255,488
Cash - end of year	$	192,334

See accompanying notes.

Note 1 - Organization and Business Activity

RK Equity Capital Markets LLC (the "Company"), is a limited liability company organized in April 2008 and a wholly owned subsidiary of HGK Holdings, LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on December 29, 2008.

The Company conducts business in private placement of securities that may from time to time include consultation regarding mergers and/or acquisitions.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition - Revenues from retainer and placement fees are recognized when the transaction closes and realization is reasonably assured.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. The Company is subject to NYC Unincorporated Business Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2008, 2009 and 2010 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Related Party Transactions

In accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with RK Equity Advisors, LLC ("Advisors"), a related party. Certain expenses are allocated between the companies. Such expenses include market data research, office supplies, connectivity (internet and telephone), printing, rent, dues and subscriptions as well as travel and entertainment. For the year ended December 31, 2010, the amount due to Advisors amounted to $33,961, for these expenses. There are no repayment terms associated with these transactions.

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2010, the Company had net capital of $158,197, which was $153,197 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1.

Note 5 – Distribution of Warrants

During April 2009 the Company received 80,000 warrants from Western Lithium Canada Corporation. Each warrant entitles the Company to purchase additional common shares for a period of two years at a price of CND$0.60. At December 31, 2009 it was determined by management that the fair value of these warrants were $66,000 using the Black-Scholes Method. During 2010, these warrants were distributed to the sole manager and beneficial owner at the fair value of $66,000.

Note 6 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

Note 6 – Indemnifications (continued)

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7 – Concentration of Credit Risk

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Three customers accounted for 91% of the Company's retainer and placement fees income for the year ended December 31, 2010.

Two registered representative's commission's account for 87% of the Company's commission's expense for the year ended December 31, 2010.

Note 8 – Other Financial Information

Supplemental disclosure of cash flow information.

Cash paid during the year for		
Income Taxes	$	19,849

During 2010, there was a non-cash distribution of warrants to the sole manager and beneficial owner of the Company in the amount of $66,000, as stated in Note 5. In addition, there was also a $274,000 non-cash adjustment to member's equity for the balance receivable from the Parent as of December 31, 2009.

*****

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15C3-1

	DECEMBER 31, 2010
Total member's equity	$ 160,125
Deductions and/or charges	
Non-allowable assets	(1,928)
Net capital before haircuts on securities positions	158,197
Haircuts on securities	-.-
Net capital	$ 158,197
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	2,265
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	$ 153,197
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 176
Due to related party	33,961
Aggregate indebtedness	$ 33,961
Ratio of aggregate indebtedness to net capital	0.21:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A.

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Member
RK Equity Capital Markets LLC

In planning and performing our audit of the financial statements of RK Equity Capital Markets LLC (the "Company") a wholly owned subsidiary of HGK Holdings, LLC as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 22, 2011

RK EQUITY CAPITAL MARKETS, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2010

BERSON+CORRADO
Integrated Financial Solutions
www.bersonandcorrado.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
RK Equity Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SPIC") for the year ended December 31, 2010, which were agreed to by RK Equity Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RK Equity Capital Markets, LLC's compliance with the applicable instructions of the General Assessment reconciliation (Form SIPC-7). RK Equity Capital Markets, LLC's management is responsible for RK Equity Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 22, 2011

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601